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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3 )*



                          ONLINE SYSTEM SERVICES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   682731104
                   -----------------------------------------
                                (CUSIP Number)



                                 June 30, 1999
--------------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 682731104                                                 PAGE 2 OF 8

-------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Liviakis Financial Communications, Inc.      68-0311399
-------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [X]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Citizenship or Place of Organization

          California
-------------------------------------------------------------------------------
                        5      Sole Voting Power
  Number of                    490,750
   Shares              --------------------------------------------------------
 Beneficially           6      Shared Voting Power
  Owned by                     -
    Each               --------------------------------------------------------
  Reporting             7      Sole Dispositive Power
 Person With                   490,750
                       --------------------------------------------------------
                        8      Shared Dispositive Power
                               -
-------------------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          490,750
-------------------------------------------------------------------------------
  10      Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)                                          [X]
-------------------------------------------------------------------------------
  11      Percent of Class Represented by Amount in Row 9

          8.7%
-------------------------------------------------------------------------------
  12      Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------

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

CUSIP NO. 682731104                                                 PAGE 3 OF 8

-------------------------------------------------------------------------------
   1      Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          John M. Liviakis
-------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [X]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
                        5      Sole Voting Power
  Number of                    10,000
   Shares              --------------------------------------------------------
 Beneficially           6      Shared Voting Power
  Owned by                     490,750
    Each               --------------------------------------------------------
  Reporting             7      Sole Dispositive Power
 Person With                   10,000
                       --------------------------------------------------------
                        8      Shared Dispositive Power
                               490,750
-------------------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          500,750
-------------------------------------------------------------------------------
  10      Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)                                          [ ]
-------------------------------------------------------------------------------
  11      Percent of Class Represented by Amount in Row 9

          8.8%
-------------------------------------------------------------------------------
  12      Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

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

CUSIP NO. 682731104                                                 PAGE 4 OF 8

-------------------------------------------------------------------------------
   1      Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Renee A. Liviakis
-------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [X]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
                        5      Sole Voting Power
  Number of                    -
   Shares              --------------------------------------------------------
 Beneficially           6      Shared Voting Power
  Owned by                     490,750
    Each               --------------------------------------------------------
  Reporting             7      Sole Dispositive Power
 Person With                   -
                       --------------------------------------------------------
                        8      Shared Dispositive Power
                               490,750
-------------------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          490,750
-------------------------------------------------------------------------------
  10      Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)                                          [ ]
-------------------------------------------------------------------------------
  11      Percent of Class Represented by Amount in Row 9

          8.7%
-------------------------------------------------------------------------------
  12      Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

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

ITEM 1(a).  NAME OF ISSUER:

        Online System Services, Inc., a Colorado corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        1800 Glenarm Place, 7th Floor
        Denver, Colorado 80202-3859

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

        Liviakis Financial Communications, Inc. ("LFC")
        John M. Liviakis ("JML")
        Renee A. Liviakis ("RAL")

        LFC, JML and RAL are filing this Amended Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1).

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        2420 "K" Street, Suite 220, Sacramento, California 95816

ITEM 2(c).  CITIZENSHIP:

        LFC is a California corporation. JML and RAL are citizens of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        Common Stock, no par value

ITEM 2(e).  CUSIP NUMBER:

        682731104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.  OWNERSHIP.

        (a)    Amount beneficially owned:

               LFC:   490,750 shares
               JML:   500,750 shares
               RAL:   490,750 shares

               JML and RAL are husband and wife. Each owns 50% of the outstanding shares of LFC and reports the 490,750 shares owned of record by LFC and the 10,000 shares owned of record by JML as beneficially owned.

        (b) Percent of class:

               LFC:   8.7%
               JML:   8.8%
               RAL:   8.7%

               Based upon the 5,660,473 shares of Common Stock that the Issuer reported were outstanding on May 13, 1999.

        (c) Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:

                      LFC:   490,750 shares
                      JML:    10,000 shares
                      RAL:      -0-  shares

               (ii) Shared power to vote or direct the vote:

                      LFC:      -0-  shares
                      JML:   490,750 shares*
                      RAL:   490,750 shares*

                      *JML and RAL, in their capacity as officers and directors, share the power to vote or direct the vote of the shares owned by LFC.

               (iii) Sole power to dispose or to direct the disposition of:

                      LFC:    490,750 shares
                      JML:     10,000 shares
                      RAL:      -0-   shares

               (iv) Shared power to dispose or direct the disposition of:

                      LFC:      -0-  shares
                      JML:   490,750 shares*
                      RAL:   490,750 shares*

                      *JML and RAL, in their capacity as officers and directors, share the power to dispose or direct the disposition of the shares owned by LFC.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.  CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and

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                                                                     PAGE 8 of 8


were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 12, 1999                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                        By:  /s/ John M. Liviakis
                                             -----------------------------------
                                             John M. Liviakis, President


                                                /s/ John M. Liviakis
                                             -----------------------------------
                                                    John M. Liviakis


                                                /s/ Renee A. Liviakis
                                             -----------------------------------
                                                    Renee A. Liviakis